Exhibit 99.1

SODASTREAM INTERNATIONAL LTD.

Gilboa Street, Airport City, Ben Gurion Airport, Israel

May 17, 2018

Dear Shareholder,

You are cordially invited to attend the annual general meeting (the “Meeting”) of shareholders of SodaStream International Ltd. (the “Company”) to be held on Thursday, June 21, 2018, at 2:00 PM, Israel time, at the offices of the Company at Gilboa Street, Airport City, Ben Gurion Airport, Israel.

At the Meeting, you will be asked to consider and vote on the proposals set forth in the proxy statement relating to the Meeting (the “Proxy Statement”). The Company’s financial statements for the fiscal year ended December 31, 2017, will be reviewed at the Meeting. The Company’s board of directors unanimously recommends a vote “FOR” each proposal set forth in the Proxy Statement.

Whether or not you plan to attend the Meeting in person, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the Proxy Statement, please complete, sign, date and mail the enclosed proxy card in the envelope provided so that it will be received no later than the time fixed for the Meeting. If you hold your shares in “street name” through a broker, bank or other nominee, please vote in accordance with the instructions on the nominee’s voting instruction form, which may include instructions about voting by telephone or over the Internet. If you hold your shares through members of the Tel Aviv Stock Exchange Ltd. (the “TASE”), you may vote your shares (i) in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings), 5760-2000, as proof of ownership of the shares, (ii) by sending such certificate along with a duly executed proxy card to the Company at Gilboa Street, Airport City, Ben Gurion Airport, 7019900, Israel, Attention: Dotan Bar-Natan, General Counsel, or (iii) via the Israel Securities Authority’s electronic voting system no later than six (6) hours before the time fixed for the Meeting. If your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company of New York, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to use the proxy card included with this Proxy Statement to grant your voting proxy directly to Daniel Erdreich, Chief Financial Officer or to Dotan Bar-Natan, General Counsel or to vote in person at the Meeting.

The Company has fixed the close of business day on Tuesday, May 22, 2018, as the record date for the determination of shareholders entitled to notice of, and to vote on the matters proposed at, the Meeting and any adjournment or postponement thereof.

Additional information about the Company is contained in the Company’s most recent annual report for the year ended December 31, 2017 on Form 20-F, which is available on the Company’s investor relations website at http://sodastream.investorroom.com, on the U.S. Securities and Exchange Commission’s website at www.sec.gov, on the Israeli Securities Authority’s website at http://www.magna.isa.gov.il and on the TASE’s website at http://maya.tase.co.il.

We look forward to seeing as many of you as can attend the Meeting. Thank you for your continued support.

Very truly yours,

Stanley Stern
Chairman of the Board of Directors

SODASTREAM INTERNATIONAL LTD.

Gilboa Street

Airport City, Ben Gurion Airport, 7019900, Israel

Notice of THE ANNUAL General Meeting of Shareholders

TO BE HELD ON JUNE 21, 2018

The Annual General Meeting (the “Meeting”) of shareholders of SodaStream International Ltd. (“SodaStream” or the “Company”) will be held on Thursday, June 21, 2018 at 2:00 PM (Israel time), at SodaStream’s principal executive offices at Gilboa Street, Airport City, Ben Gurion Airport, Israel. The Meeting is being called for the following purposes:

1.	To elect Mr. Eytan Glazer and to re-elect each of Ms. Lauri Hanover and Mr. Stanley Stern as a director of the Company, to serve as a Class II director and to hold office until the annual general meeting of shareholders to be held in 2021, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999 (the “Companies Law”) and the articles of association of the Company, as amended from time to time;

2.	To approve the grant of performance-based restricted share units and service-based restricted share units to the Chief Executive Officer of the Company, Mr. Daniel Birnbaum;

3.	To approve an increase in the number of ordinary shares reserved for issuance under the Company’s 2010 Employee Share Option Plan; and

4.	To approve and ratify the reappointment of Somekh Chaikin, an independent registered accounting firm and a member firm of KPMG International, as the Company’s independent auditor for the year ending December 31, 2018, and until the next annual general meeting of shareholders.

In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2017.

We know of no other matters to be considered at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

Pursuant to our articles of association, the quorum required for an ordinary meeting of shareholders, such as the Meeting, consists of at least two shareholders present in person, by proxy or by written ballot (if relevant), who hold or represent between them at least 25% of the voting power of our shares.

The affirmative vote of the majority of the shares present in person or represented by proxy and voting at the Meeting on each of the Proposals 1, 2, 3 and 4 is required to constitute approval of each such proposal.

The approval of Proposal 2 is also subject to the fulfillment of one of the following additional voting requirements:

(i)	the majority of the shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal; or

(ii)	the total number of shares of the shareholders specified in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

IF YOU DO NOT STATE WHETHER YOU ARE A CONTROLLING SHAREHOLDER OR HAVE PERSONAL INTEREST, YOUR SHARES WILL NOT BE VOTED FOR PROPOSAL 2.

These proposals and information regarding voting are described more fully in the enclosed proxy statement relating to the Meeting (the “Proxy Statement”), which we urge you to read in its entirety. Shareholders of record at the close of business on Tuesday, May 22, 2018 (the “Record Date”), are entitled to notice of and to vote at the Meeting. The Proxy Statement and the proxy card will be mailed on or about May 25, 2018, to the shareholders of record. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of a Form 6-K and will be available on the Company’s investor relations website at http://sodastream.investorroom.com and on the SEC’s website at www.sec.gov.

If you are unable to attend the Meeting in person, you are asked to complete, date and sign the enclosed proxy card and return it promptly in the pre-addressed envelope provided so that it is received by the Company no later than the time fixed for the Meeting or vote by telephone or over the Internet if you hold your shares in “street name” and the voting instruction form provided by your bank, broker or nominee specifies such voting methods. Your returned proxy may be revoked at any time before it is voted, provided that you either: (i) return a later-dated proxy card, or (ii) vote your shares in person at the Meeting if you are the record holder of the shares and can provide a copy of a certificate(s) evidencing your shares. If your shares are held in “street name,” meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your shares on how to vote your shares or obtain a “legal proxy” from the record holder to vote your shares at the Meeting.

If you hold your shares through members of the Tel Aviv Stock Exchange Ltd. (the “TASE”), you may vote your shares (i) in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings), 5760-2000, as proof of ownership of the shares, (ii) by sending such certificate along with a duly executed proxy card to the Company at Gilboa Street, Airport City, Ben Gurion Airport, 7019900, Israel, Attention: Dotan Bar-Natan, General Counsel, or (iii) via the Israel Securities Authority’s electronic voting system no later than six hours before the time fixed for the Meeting. Shareholders who vote their shares via the Israel Securities Authority’s electronic voting system may revoke their electronic vote by voting through the electronic voting system on a later date (but prior to six (6) hours before the time fixed for the Meeting), or by voting in person at the Meeting as described above.

In accordance with the Companies Law and the regulations promulgated thereunder, a shareholder may submit a written position statement in English to us, expressing its position on any of the Proposals, no later than June 12, 2018, at the following address: SodaStream International Ltd., Gilboa Street, Airport City, Ben Gurion Airport, 7019900, Israel, Attn: Dotan Bar-Natan, General Counsel. We will publish timely delivered position statements by way of furnishing a report on Form 6-K to the SEC.

Additionally, in accordance with, and subject to, the provisions of the Companies Law and the regulations promulgated thereunder, certain of our shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to the Company no later than Thursday, May 24, 2018, provided that such proposal is appropriate for consideration by shareholders at the Meeting. Such proposals should be submitted in writing to us at the following address: SodaStream International Ltd., Gilboa Street, Airport City, Ben Gurion Airport, 7019900, Israel, Attn: Dotan Bar-Natan, General Counsel. If our board of directors determines that a shareholder proposal has been duly and timely received and is appropriate for inclusion in the agenda of the Meeting, we will publish a revised agenda for the Meeting in accordance with the provisions of the Companies Law and the regulations promulgated thereunder by way of issuing a press release or furnishing a report on Form 6-K to the SEC, however, the Record Date for the Meeting will not change.

By order of the Board of Directors,

Stanley Stern
Chairman of the Board of Directors

Airport City, Israel
May 17, 2018

SODASTREAM INTERNATIONAL LTD.

Gilboa Street

Airport City, Ben Gurion Airport, 7019900, Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 21, 2018

We invite you to attend the Annual General Meeting (the “Meeting”) of shareholders of SodaStream International Ltd. (“SodaStream” or the “Company”). The Meeting will be held on Thursday, June 21, 2018, at 2:00 P.M. (Israel time), at SodaStream’s principal executive offices at Gilboa Street, Airport City, Ben Gurion Airport, Israel.

The shareholders will be asked to vote on the following proposals at the Meeting, as further detailed below in this proxy statement (the “Proxy Statement”):

1.	To elect Mr. Eytan Glazer and to re-elect each of Ms. Lauri Hanover and Mr. Stanley Stern as a director of the Company, to serve as a Class II director and to hold office until the annual general meeting of shareholders to be held in 2021, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999 (the “Companies Law”) and the articles of association of the Company, as amended from time to time;

2.	To approve the grant of performance-based restricted share units and service-based restricted share units to the Chief Executive Officer of the Company, Mr. Daniel Birnbaum;

3.	To approve an increase in the number of ordinary shares reserved for issuance under the Company’s 2010 Employee Share Option Plan; and

4.	To approve and ratify the reappointment of Somekh Chaikin, an independent registered accounting firm and a member firm of KPMG International, as the Company’s independent auditor for the year ending December 31, 2018, and until the next annual general meeting of shareholders.

Our board of directors unanimously recommends that you vote “FOR” each of the proposals listed above and described in this Proxy Statement.

In addition, the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2017, will be presented for discussion at the Meeting pursuant to the provisions of the Companies Law. These financial statements are available on the Company’s investor relations website at http://sodastream.investorroom.com, on the U.S. Securities and Exchange Commission’s (the “SEC”) website at www.sec.gov, on the Israeli Securities Authority’s website at http://www.magna.isa.gov.il and on the Tel Aviv Stock Exchange Ltd.’s (the “TASE”) website at http://maya.tase.co.il. None of the financial statements, the accompanying auditors’ report, the contents of the Company’s website, or the information that can be accessed through the Company’s website, form part of the proxy solicitation materials.

Currently, we are not aware of any other matters that will come before the Meeting.

Unless you expect to vote your shares by attending the Meeting, our board of directors is asking that you complete, sign and send in your proxy card, attached to this Proxy Statement (or vote by telephone or over the Internet, if your shares are held in “street name” through a bank, broker or other nominee and the voting instruction form provided by your bank, broker or nominee specifies such voting methods), in order to be represented at the Meeting or at any adjournment or postponement thereof. If you hold your shares through members of the TASE, you may vote your shares (i) in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings), 5760-2000, as proof of ownership of the shares, (ii) by sending such certificate along with a duly executed proxy card to the Company at Gilboa Street, Airport City, Ben Gurion Airport, 7019900, Israel, Attention: Dotan Bar-Natan, General Counsel, or (iii) via the Israel Securities Authority’s electronic voting system no later than six hours before the time fixed for the Meeting.

ABOUT THE MEETING

Who Can Vote

You are entitled to notice of and to vote at the Meeting if you were a shareholder of record at the close of business day on May 22, 2018 (the “Record Date”). We are mailing copies of this Proxy Statement and the proxy card to such shareholders of record on or about May 29, 2018.

If your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company of New York, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to use the proxy card included with this Proxy Statement to grant your voting proxy directly to Daniel Erdreich, Chief Financial Officer, or to Dotan Bar-Natan, General Counsel, or to vote in person at the Meeting.

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner with respect to those shares. A beneficial owner as of the Record Date has the right to direct the bank, broker or nominee how to vote shares held by such beneficial owner at the Meeting. If your shares were held in “street name,” as of the Record Date, these proxy materials are being forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, as the shareholder of record, together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your shares. You also may attend the Meeting. However, because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Meeting, including proof of ownership as of the Record Date. Brokers who hold shares in “street name” for clients typically have authority to vote on “routine” matters even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal 4 relating to the re-appointment of the Company’s independent registered accounting firm for the fiscal year ending December 31, 2018; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Companies Law rather than the rules applicable to domestic U.S. reporting companies. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion, among other things, with respect to the election of directors or any matter that relates to executive compensation; and therefore, a “broker non-vote” occurs with respect to such uninstructed shares. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote in order for such shareholder’s shares to be voted and counted.

How You Can Vote

Attached is the proxy card for the Meeting that is being solicited by our board of directors. If you are a shareholder of record, you can vote your shares by attending the Meeting or by completing and signing this proxy card. We will not be able to count a proxy card unless we receive it at our principal executive offices at Gilboa Street, Airport City, Ben Gurion Airport, 7019900, Israel, or our registrar and transfer agent receives it in the enclosed envelope, by the time fixed for the Meeting.  If you sign and return the enclosed proxy card, your shares will be voted in favor of all of the proposed resolutions that are recommended by our board of directors, with the exception of Proposal 2, whether or not you specifically indicate a “FOR” vote, unless you abstain or vote against a specific resolution.

If you hold your shares in “street name,” then you received this Proxy Statement from the broker, bank or other nominee, along with the nominee’s voting instruction form which includes instructions on how to vote your shares at the Meeting. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Meeting. If you hold your shares through members of the TASE, you may vote your shares (i) in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings), 5760-2000, as proof of ownership of the shares, (ii) by sending such certificate along with a duly executed proxy card to the Company at Gilboa Street, Airport City, Ben Gurion Airport, 7019900, Israel, Attention: Dotan Bar-Natan, General Counsel, or (iii) via the Israel Securities Authority’s electronic voting system no later than six (6) hours before the time fixed for the Meeting.

How to Change Your Vote or Revoke Your Proxy

A shareholder may revoke a proxy in one of the following ways: (i) by written notice delivered to us at our offices at Gilboa Street, Airport City, Ben Gurion Airport, 7019900, Israel, Attn: Dotan Bar-Natan, General Counsel, prior to the time of the Meeting canceling the proxy, (ii) by written notice of the revocation of the proxy delivered at the Meeting to the Chairperson of the Meeting, or (iii) by attending and voting in person at the Meeting (provided that if you are a beneficial owner, you must obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Meeting, including a proof of ownership form as of the Record Date). To revoke the proxy by attending the Meeting you must provide a copy of the certificate(s) evidencing you are the record holder of those shares and proceed to request their respective previously returned proxy card be revoked. Shareholders who hold their shares through members of the TASE and vote via the Israel Securities Authority’s electronic voting system may revoke their electronic vote by voting through the electronic voting system on a later date (but prior to six hours before the time fixed for the Meeting), or by voting in person at the Meeting as described above. Attendance at the Meeting will not, in and of itself, constitute revocation of a proxy or prior vote via the Israel Securities Authority’s electronic voting system.

If you hold shares in “street name” you must contact your bank, broker or other nominee to revoke any prior voting instructions.

Quorum and Required Vote

As of May 10, 2018, there were 22,676,926 ordinary shares outstanding. Each ordinary share is entitled to one vote upon each of the matters to be presented and voted on at the Meeting, which shall be presented and voted on at the Meeting in the order set forth in the notice of the Meeting and this Proxy Statement.

As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of certain requirements of The Nasdaq Stock Market rules (the “Nasdaq Rules”), provided that we disclose those Nasdaq Rules with which we do not comply and the equivalent Israeli requirement that we follow instead. We currently rely on this “foreign private issuer exemption” with respect to the quorum requirement for meetings of our shareholders. As permitted under the Companies Law, pursuant to our articles of association, the quorum required for an ordinary meeting of shareholders, such as the Meeting, consists of at least two shareholders present in person, by proxy or by written ballot (if relevant), who hold or represent between them at least 25% of the voting power of our shares.

In addition, if a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the chairman of our board of directors with the consent of the majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment. If a quorum is not present at the adjourned meeting within half an hour of the time fixed for the commencement thereof, any number of shareholders who attend an adjourned meeting in person or by proxy will constitute a quorum, regardless of the number of shares they hold or represent.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. They will not, however, be treated as either a vote “FOR” or “AGAINST” a proposal.

The affirmative vote of the majority of the shares present in person or represented by proxy and voting at the Meeting on each of Proposals 1, 2, 3, and 4 is required to constitute approval of each such proposal.

The approval of Proposal 2 is also subject to the fulfillment of one of the following additional voting requirements:

(i)	the majority of the shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal; or

(ii)	the total number of shares of the shareholders specified in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company), including a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of holding, two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of the company shall be considered to be joint holders. A person is presumed to be a controlling shareholder if he or she holds or controls, individually or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes  a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of shares of a company.

IF YOU DO NOT STATE WHETHER YOU ARE A CONTROLLING SHAREHOLDER OR HAVE PERSONAL INTEREST YOUR SHARES WILL NOT BE VOTED FOR PROPOSAL 2.

Who Will Bear Proxy Solicitation Costs

The original solicitation of proxies by mail and email may be further supplemented with solicitation by telephone, mail, email and other means by certain of our officers, directors and employees, but they will not receive additional compensation for these services. We will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of our ordinary shares. We may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs of the contractor will be paid by us.

Voting Results

We will publish the final results of the Meeting on a Form 6-K that will be furnished to the SEC.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at http://sodastream.investorroom.com. The contents of that website, or the information that can be accessed through that website, are not a part of this Proxy Statement.

BENEFICIAL OWNERSHIP OF SECURITIES

BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our shares as of May 10, 2018 by:

•	each person or entity known by us to beneficially own 5% or more of our outstanding ordinary shares;
•	each of our executive officers;
•	each of our directors; and
•	all of our executive officers and directors as a group.

For the purpose of calculating the percentage of shares beneficially owned by any shareholder, this table lists the applicable percentage ownership based on 22,676,926 ordinary shares outstanding as of May 10, 2018.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent that authority is shared by spouses under community property laws.

Unless otherwise indicated, the address of each beneficial owner is c/o SodaStream International Ltd., Gilboa Street, Airport City, 7019900, Israel.

Name of Beneficial Owner	Shares Beneficially Owned
	Number(1)	Percentage(2)
Persons or entities holding 5% or more our outstanding ordinary shares

FMR LLC(1)	2,097,898	9.25%
Renaissance Technologies LLC(2)	1,214,000	5.35%

Executive officers and directors

Stanley Stern	*	*
Lauri A. Hanover	*	*
David Morris(3)	*	*
Jonathan Kolodny	*	*
Yehezkel (Chezy) Ofir	*	*
Richard Hunter	*	*
Torsten Koster	*	*
Daniel Birnbaum	*	*
Daniel Erdreich	*	*
Eyal Shohat	*	*
Matti Yahav	*	*
Galit Zucker	*	*
Idan Zu-Aretz	*	*
All executive officers and directors as a group (13 persons)(4)	168,300	0.74%

* Less than 1%.

(1) Based on a Schedule 13G/A filed with the SEC on February 13, 2018, FMR LLC has sole voting power over 205,020 ordinary shares and sole dispositive power over 2,097,898 shares. Consists of 2,097,898 shares beneficially owned by FMR LLC, a Delaware corporation and by Abigail P. Johnson, a director, the chairperson and the chief executive officer of FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company, a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds' Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds' Boards of Trustees. The principal address of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210.

(2) Based on a Schedule 13G filed with the SEC on February 14, 2018, Renaissance Technologies LLC (“RTC”) has sole voting power over 1,171,048 ordinary shares, sole dispositive power over 1,179,576 ordinary shares and shared dispositive power over 34,424 ordinary shares. Renaissance Technologies Holding Corporation (“RTHC”), a Delaware corporation, deems a beneficial owner of the shares held by RTC by virtue of its holding of a majority interest in RTC. The principal address of each of RTC and RTHC is 800 Third Avenue, New York, New York 10022.

(3) The address for Mr. Morris is c/o KDM Partners LLP, Farley Court, Second Floor, Allsop Place, London, NW1 5LG.

(4) Consists of 78,860 ordinary shares, options to purchase 89,064 ordinary shares and 376 restricted share units, which are currently exercisable or will become exercisable within 60 days of May 10, 2018.

COMPENSATION OF CERTAIN EXECUTIVE OFFICERS AND DIRECTORS

For information about the compensation, on an individual basis, of our five most highly compensated office holders during, or with respect to, the year ended December 31, 2017, as required by regulations promulgated under the Companies Law, please see “Item 6.B.” in our annual report on Form 20-F for the year ended December 31, 2017, filed with the SEC on March 22, 2018.

CORPORATE GOVERNANCE

Board of Directors

Our board of directors currently consists of eight directors: Mr. Stanley Stern, Mr. Daniel Birnbaum, Ms. Lauri A. Hanover, Mr. David Morris, Mr. Jonathan Kolodny, Mr. Richard Hunter, Prof. Yehezkel (Chezy) Ofir and Mr. Torsten Koster. Our articles of association provide that our board of directors may include between five and nine directors. Removal of any director prior to the expiration of his or her term requires the vote of the holders of two-thirds of our voting shares, except as provided by applicable law.

The following table sets forth information about our directors as of May 10, 2018:

Name	Age	Position
Stanley Stern (1) (2) (3)	61	Chairman
Daniel Birnbaum	55	Director, Chief Executive Officer
Lauri A. Hanover (1) (2) (4)	58	Director
David Morris (1) (2) (3)	48	Director
Jonathan Kolodny (1)	48	Director
Richard Hunter (1) (4)	48	Director
Yehezkel (Chezy) Ofir (1) (3) (4)	67	Director
Torsten Koster (1) (4)	49	Director

(1)	Independent director under the Nasdaq Rules.

(2)	Member of our Compensation Committee.

(3)	Member of our Nominating and Governance Committee.

(4)	Member of our Audit Committee.

Under our articles of association, our directors are divided into three classes (sometimes referred to as a “classified board” or a “staggered board”). Each class of directors is to consist, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors.

At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that, each year the term of office of only one class of directors will expire. Each such director will hold office until the annual general meeting of our shareholders for the year in which his or her term expires, unless his or her tenure expires or terminates earlier pursuant to the Companies Law or our articles of association. Class I directors, consisting of Messrs. Daniel Birnbaum, Mr. Jonathan Kolodny and Mr. Torsten Koster, will hold office until our annual meeting of shareholders to be held in 2020. The term of our Class II directors, consisting of Ms. Lauri Hanover and Mr. Stanley Stern, expires at the Meeting. Class III directors, consisting of Mr. David Morris, Mr. Richard Hunter and Prof. Yehezkel (Chezy) Ofir, will hold office until our annual meeting of shareholders to be held in 2019.

BOARD COMMITTEES

Our audit committee consists of Ms. Hanover and Messrs. Hunter, Ofir and Koster, our compensation committee consists of Ms. Hanover and Messrs. Stern and Morris and our nominating and governance committee consists of Prof. Ofir and Messrs. Stern and Morris. Ms. Hanover serves as the chairperson of the audit committee and the compensation committee, and Prof. Ofir serves as the chairperson of the nominating and governance committee. Our board of director has determined that Ms. Hanover is an “audit committee financial expert” as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Rules.

BOARD AND COMMITTEE MEETINGS

During the fiscal year 2017, our board of directors held eight meetings, our audit committee held five meetings, our compensation committee held two meetings and our nominating and governance committee held one meeting by written consent. Each of our directors attended all of the board of directors meetings or committee meetings, which he or she could attend under the Companies Law, except that two of our directors did not attend one meeting each during the fiscal year 2017.

DIRECTOR INDEPENDENCE

Our board of directors has determined that the director nominee and each of our directors, including those standing for re-election at the Meeting, other than Mr. Daniel Birnbaum, who serves as our chief executive officer, satisfies the independent director requirements under the Nasdaq Rules. As such, a majority of the Company’s board of directors is comprised of independent directors as such term is defined in the Nasdaq Rules.

Our board of directors has further determined that each member of our audit committee is independent as such term is defined in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and that each member of our audit committee and compensation committee satisfies the additional requirements applicable under the Nasdaq Rules to members of audit committees and compensation committees, respectively.

BIOGRAPHICAL INFORMATION CONCERNING OUR DIRECTORS

Biographical information concerning each of our continuing directors who are not standing for re-election at the Meeting is set forth below and biographical information concerning Mr. Stanley Stern, and Ms. Lauri Hanover, the nominees for re-election as Class II directors, and Mr. Eytan Glazer, the nominee for election as Class II directors, is set forth below under Proposal 1.

Continuing Directors

Daniel Birnbaum has served as our Chief Executive Officer since January 2007 and as a member of our board of directors since November 2010. From 2003 to 2006, Mr. Daniel Birnbaum was the General Manager of Nike Israel. Mr. Daniel Birnbaum was a founding member of Nuvisio Corporation, a technology start-up company, and served as its Chief Executive Officer from 1999 to 2002. In 1995, Mr. Daniel Birnbaum established Pillsbury Israel and served as its Chief Executive Officer until 1999. Mr. Daniel Birnbaum holds a B.A. degree from The Hebrew University of Jerusalem and an M.B.A. degree from Harvard Business School.

David Morris has served as a member of our board of directors since October 2010. Mr. Morris served as an observer on our board of directors from 2002 to 2006 and, since 2007, served as an alternate director to his father, the late Conrad Morris, one of the early and active investors in Soda Club NV, our predecessor company. Mr. Morris is an advisor to a group of companies with extensive business and property investments. Additionally, he manages an extensive property portfolio in the United Kingdom and the Ukraine. Mr. Morris is a director of PC Clothing Ltd. and is a partner at K.D.M. Partners LLP, both in the United Kingdom. He is also involved in numerous charitable and community endeavors in Europe and Israel. Mr. Morris holds a B.A. degree in Business Studies from the University of Westminster.

Jonathan Kolodny has served as a member of our board of directors since December 2015. Mr. Kolodny has served as an external director in Partner Communications Company Ltd. (NASDAQ:PTNR) since May 2018. From October 2016 to February 2018, Mr. Kolodny served as Chief Executive Officer of Keter Plastic Ltd., at which point he joined its board of directors. Prior to that, from 2013 to 2016, he served as Chief Executive Officer of Jardin International Holding of the Keter Group. Between 1994 and 2013, Mr. Kolodny held various positions at McKinsey & Company, including as a Director and Senior Partner from 2007 until 2013. Mr. Kolodny received a B.A. degree in Computer Science from Harvard College and a Ph.D. in Cognitive Neuroscience from the University of Cambridge.

Richard Hunter has served as a member of our board of directors since December 2015. Mr. Hunter has served as Chairman of Holmes Place International, a European health club operator, since 2012, a director of Gad Dairy, an Israeli dairy, since 2016 and SuperCofix, an Israeli discount supermarket chain, since 2016. In 2013, Mr. Hunter co-founded Green Lantern, a private equity firm focusing on investments in consumer packaged goods businesses. In addition, from 2012 to 2015, Mr. Hunter has served as Chief Executive Officer of McCann Tel Aviv, an advertising, media, and digital agency. From 2010 to 2012, Mr. Hunter served as Chief Operating Officer of Shufersal, one of Israel’s largest supermarket chains. Prior to that, from 2007 to 2010, he served as Chief Executive Officer of 013 Netvision, an Israeli telecommunications company. From 1999 to 2007, Mr. Hunter held various positions at McKinsey & Company, including Partner, where he focused on retail and consumer packaged goods (CPG). Mr. Hunter received an LL.B. from the College of Management in Tel Aviv, and an M.B.A. degree from INSEAD in Fontainebleau, France.

Yehezkel (Chezy) Ofir has served as a member of our board of directors since May 2016. Mr. Ofir has over 30 years of business consulting experience and, over the past 25 years, served as a director at various companies, including as an external director of Adama Agricultural Solutions Ltd. from 2012 until 2015, a director at Shufersal Ltd. (TASE: SAE) from 2004 to 2010, and active chairman nominated by the board of directors of the Israeli Postal Bank Company Ltd. from 2014 to 2017.  Mr. Ofir has served as a member of the board of directors at Micronet Enertec Technologies, Inc. (Nasdaq:MICT) since April 2013. Mr. Ofir is a professor and faculty member at The Hebrew University of Jerusalem. Mr. Ofir holds a B.Sc. and a M.Sc. in Engineering from Ben Gurion University and M.Phil and Ph.D. in Business Administration from Columbia University.

Torsten Koster has served as a member of our board of directors since December 2016. He is partner with Baussan Concept Ltd. since October 2017 and Chief Commercial Officer with QualySense Ltd. since January 2018. Mr. Koster has served as a member of the board of directors of Banque Heritage in Geneva, Switzerland since April 2016. From March to October 2015, Mr. Koster served as group Chief Financial Officer of Nestlé Skin Health S.A. From March 2011 to March 2015, he served as group Chief Financial Officer of Nestlé Nespresso S.A. From March 2007 to March 2011, Mr. Koster served as Chief Financial Officer of Nestlé Russia and Eurasia. From June 2006 to March 2007, he served as Finance Project Manager of Nestlé S.A. (VX:NESN) and, prior to that, he served as its Deputy Head Of Internal Audit from August 2003 to June 2006. Mr. Koster served as Chief Financial Officer of ELCA Informatique S.A. from 2000 to 2003 and as Chief Financial Officer of Lukoil S.A. from 1998 to 2000. Between 1991 and 1999, Mr. Koster served in various finance positions at Nestlé S.A. Mr. Koster holds a Master’s Degree from HEC – Université de Lausanne.

PROPOSAL 1

ELECTION OF MR. EYTAN GLAZER AND RE-ELECTION OF EACH OF MS. LAURI

HANOVER AND MR. STANLEY STERN AS A DIRECTOR OF THE COMPANY

(SEPARATELY WITH RESPECT TO EACH NOMINEE)

Background

Our board of directors, following the recommendation of our nominating and governance committee, has nominated for re-election, and our shareholders are being asked to re-elect, each of Mr. Stanley Stern and Ms. Lauri Hanover, to serve as a Class II director of the Company, such office to expire at the annual general meeting of shareholders to be held in 2021. In addition, our board of directors, following the recommendation of our nominating and governance committee, has nominated for election, and our shareholders are being asked to elect, Mr. Eytan Glazer to serve as a Class II director of the Company, such office to expire at the annual general meeting of shareholders to be held in 2021.

Each of Mr. Stanley Stern, Ms. Lauri Hanover and Mr. Eytan Glazer has consented to being named in this Proxy Statement and informed us that he or she is willing to serve as a director if elected or re-elected.

In accordance with the Companies Law, each of Mr. Stanley Stern, Ms. Lauri Hanover and Mr. Eytan Glazer has certified to us that he or she satisfies all of the requirements of the Companies Law to serve as a director of a public company.

Biographical Information Concerning the Nominees Standing for Re-election and Election

Stanley Stern has served as a member of our board of directors since February 2015 and as chairperson of our board of directors since December 2015. Since February 2013, Mr. Stern has served as the President of Alnitak Capital Partners, a private merchant bank and strategic advisory firm. Since December 2012, Mr. Stern has served as chairperson of the board of directors of AudioCodes Ltd. (Nasdaq:AUDC). He also currently serves on the board of directors of Foamix Pharmaceuticals Ltd. (Nasdaq:FOMX), Ormat Technologies, Inc. (NYSE:ORA), and Ekso Bionics (OTCQB:EKSO). Mr. Stern has over 30 years of experience as an investment banker, holding positions at Salomon Brothers, C.E. Unterberg, STI Ventures, and between 1982 and 1999, and again between 2004 and 2013, at Oppenheimer & Co., including as Managing Director and Head of Investment Banking, Head of Technology, Israeli Banking and Financial Institutions Groups (FIG). From 2012 until its sale in 2014, he served as a director of Given Imaging Ltd., a medical device company. From 2002 until 2013, Mr. Stern served as a director of Tucows, Inc., a publicly traded internet service provider, including as chairperson of the board of directors from 2002 until 2012. From 2005 until its sale in 2011, he served as a director and chairperson of the audit committee of Fundtech Ltd., and from 2004 until 2009, Mr. Stern served as a director of Odimo Inc. (DBA Diamond.com), an online jewelry vendor. Mr. Stern holds an M.B.A. degree from Harvard Business School and a B.A. degree from Queens College.

Lauri A. Hanover has served as a member of our board of directors since November 2010. Since August 2013, Ms. Hanover has served as Senior Vice President and Chief Financial Officer of Netafim Ltd. Between May 2009 and July 2013, she served as Executive Vice President and Chief Financial Officer of Tnuva Group. From January 2008 through April 2009, she served as Chief Executive Officer of Gross, Kleinhendler, Hodak, Halevy and Greenberg & Co., an Israeli law firm. From August 2004 through December 2007, she served as Senior Vice President and Chief Financial Officer of Lumenis Ltd., a medical device company, and from 2000 to 2004, she served as Corporate Vice President and Chief Financial Officer of NICE Systems Ltd., an interaction and transaction analytics company. From 1997 to 2000, she served as Executive Vice President and Chief Financial Officer of Sapiens International Corporation N.V. From 1984 to 1997, Ms. Hanover served in a variety of financial management positions, including Corporate Controller at Scitex Corporation Ltd., and from 1981 to 1984 as Financial Analyst at Philip Morris Inc. (Altria). Ms. Hanover currently serves as an external director of Kornit Digital Ltd. (Nasdaq:KRNT) and previously served as an external director of Nova Measuring Instruments Ltd. and Ellomay Capital Ltd. Ms. Hanover holds a B.S. degree in Finance from the Wharton School of Business and a B.A. degree from the College of Arts and Sciences, both of the University of Pennsylvania. Ms. Hanover also holds an M.B.A. degree from New York University.

Eytan Glazer previously served as a member of our board of directors since November 2010 until December 2016. Since 2008, Mr. Glazer has been investing in, and actively involved with, early stage ventures, providing strategic guidance and business development services. From 1998 through 2008, Mr. Glazer was the founder and served as the chief executive officer of TippCom Ltd., which was acquired by Unicell Advanced Cellular Solutions Ltd. in 2008. Prior to 1998, Mr. Glazer served as vice president of marketing of SPL WorldGroup Inc. Mr. Glazer holds a B.Sc. in Computer Science and Economics from Bar-Ilan University and an M.B.A. from Harvard Business School.

Required Vote

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and voted thereon (excluding abstentions) is required to approve each of the resolutions set forth below.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted, separately with respect to each nominee:

“RESOLVED, that Mr. Stanley Stern be, and hereby is, re-elected to serve as a Class II member of the board of directors of SodaStream International Ltd., until the annual general meeting of shareholders in 2021, effective immediately.”

“RESOLVED, that Ms. Lauri Hanover be, and hereby is, re-elected to serve as a Class II member of the board of directors of SodaStream International Ltd., until the annual general meeting of shareholders in 2021, effective immediately.”

“RESOLVED, that Mr. Eytan Glazer be, and hereby is, elected to serve as a Class II member of the board of directors of SodaStream International Ltd., until the annual general meeting of shareholders in 2021, effective immediately.”

Our board of directors unanimously recommends that you vote “FOR” the foregoing resolutions.

PROPOSAL 2

APPROVAL OF A GRANT OF PERFORMANCE-BASED RESTRICTED SHARE UNITS

AND SERVICE-BASED RESTRICTED SHARE UNITS TO THE COMPANY’S CHIEF

EXECUTIVE OFFICER, MR. DANIEL BIRNBAUM

Background

At the Meeting, the shareholders will be asked to approve a grant of equity awards to our Chief Executive Officer, Mr. Daniel Birnbaum, and to approve a related amendment to our compensation policy for our office holders.

Under the Companies Law, arrangements regarding the compensation of a Chief Executive Officer or a director in a public company, including compensation relating to any other position in the company held by the director, require the approval of the company’s compensation committee, board of directors and shareholders, in that order. Mr. Daniel Birnbaum serves as both a director and the Chief Executive Officer of the Company. The grant of equity awards to our Chief Executive Officer, as described below, has been approved by our compensation committee and board of directors, and, in accordance with the Companies Law, requires approval by our shareholders.

Our compensation committee and board of directors approved the grant of equity awards described below as they believe that, together with the current terms of Mr. Daniel Birnbaum’s compensation, it would serve as an appropriate long-term retention and performance incentive and advance the objectives of the Company, including its long-term strategy. In approving the grant of equity awards, our independent compensation committee and board of directors considered various factors, including among others: (i) the current terms of Mr. Daniel Birnbaum’s compensation and that Mr. Daniel Birnbaum's long-term incentive plan as of December 2015 has fully matured, (ii) the financial and business results of the Company, (iii) Mr. Daniel Birnbaum’s leading role in the Company and the success achieved by the Company during his leadership, in terms of the market penetration, profitability and total shareholder returns, (iv) the advice of an independent compensation advisor, Frederic W. Cook & Co., Inc., which established a relevant peer group for the Company, and compared the Company's performance and Mr. Daniel Birnbaum's compensation terms with that of peer group companies, as well as other factors, as detailed in the letter to shareholders by the chairperson of our independent compensation committee, included with this proxy statement following this Proposal 2.

Grant of Performance-Based Restricted Share Units and Service-Based Restricted Share Units

Our shareholders are asked to approve:

A)	A grant of 160,000 Performance-Based Restricted Share Units (“PSUs”). The PSUs will be granted under our 2010 Employee Share Option Plan (the "2010 Plan") and will vest as follows:

a.	60,000 PSUs (“Operating PSUs”) shall vest based on the Company’s performance, as follows:

i.	20,000 Operating PSUs shall vest based on the Company's performance against fiscal 2018 targets, as determined annually by our board of directors;

ii.	20,000 Operating PSUs shall vest based on the Company’s performance against fiscal 2019 targets, as determined annually by our board of directors; and

iii.	20,000 Operating PSUs shall vest based on the Company’s performance against fiscal 2020 targets, as determined annually by our board of directors.

Exercising any of the Operating PSUs vested in any of the years 2018, 2019 and 2020 is subject to Mr. Daniel Birnbaum's continuous full-time service through the third anniversary of the Date of Grant. Notwithstanding the foregoing, Mr. Daniel Birnbaum shall be entitled to exercise such number of vested Operating PSUs prior to the third anniversary of the Date of Grant, to cover any tax liability deriving from the vesting of such Operating PSUs.

The Company’s fiscal targets for each of the years 2018, 2019 and 2020 shall be determined by our board of directors by December 31 of the preceding year (or at the time the annual budget is approved if later than such date) other than for 2018 for which the fiscal targets shall be determined as soon as practicable following the approval of these resolutions (provided such approval is obtained). For each fiscal target, our board of directors will annually establish a threshold and maximum values. The threshold and maximum values will reflect the board of directors' performance expectations considering factors such as the Company’s prior-year performance and the current year’s budget. The fiscal targets will reflect growth, to the extent measurable, or improvement, relative to prior year actual performance. Achievement of or exceeding the maximum value in any given year will result in the vesting of 20,000 Operating PSUs for such year. Any Operating PSUs not vested as a result of achievement below the threshold value or between the threshold and the maximum values in any given year will result in such unvested Operating PSUs for such year being forfeited. Achievement between threshold value and maximum value will result in the vesting of Operating PSUs in such amount as will be interpolated on a straight-line basis as follows:

•	(Actual achievement of fiscal target minus threshold value) divided by (maximum value minus threshold value) and the result being multiplied by 20,000.

•	To the extent the result exceeds 20,000 it will be capped at 20,000.

In the event that our board of directors determines several fiscal targets, each fiscal target shall have a threshold value, maximum value and weight (in percentage). The aggregate weight of all fiscal targets shall be 100%. The number of Operating PSUs vested for each fiscal target in accordance with the above shall be then multiplied by the relevant weight of such fiscal target.

The fiscal targets shall be based upon all or some of the following parameters: the Company's revenue, earnings before or after any or all of taxes, depreciation and amortization, operating income, gross margin, operating margin, cash flow, return on equity, return on invested capital, and the earnings per share. Our board of directors may determine such other financial or strategic parameters as it deems appropriate. In determining the fiscal targets for each year, our board of directors shall relate to the method of measuring the fiscal targets including, without limitation, currency exchange impact, one-time events, acquisition and divestment of assets, changes in tax laws, accounting measurements (IFRS or adjusted IFRS), and other factors.

Following January 1 of each of 2019, 2020 and 2021, and not later than the approval of the Company's annual results for the preceding year and the publication thereof on Form 6-K, our board of directors will determine whether and to what level the fiscal targets have been achieved. To the extent our board of directors determined that the fiscal targets were met, the applicable Operating PSUs shall vest.

b.	A maximum of 100,000 PSUs (“Relative TSR PSUs”) will vest and become exercisable based on the Company's total shareholder return (“TSR”) performance. The number of Relative TSR PSUs actually vested will be determined at the end of the period commencing on the date at which the Company's shareholders approve this grant and ending on the third anniversary thereof (the “Performance Period”), based on the Company's TSR performance relative to the ranking of the companies included in the Dow Jones U.S. Consumer Goods Index as of the Date of Grant, ordered from highest to lowest by TSR performance (the “Comparator Group” and the “TSR Ranking” respectively).

The payout of Relative TSR PSUs to Mr. Daniel Birnbaum will be determined by the TSR Ranking as follows: (i) if the Company ranks below the 50th percentile, no Relative TSR PSUs will vest and become exercisable; (ii) if the Company ranks in the 50th percentile, 40,000 Relative TSR PSUs will vest and become exercisable (the “Threshold”); and (iii) if the Company ranks equal to or above the 80th percentile, 100,000 Relative TSR PSUs shall vest and become exercisable (the “Maximum”).

c.	The TSR performance of the Company and each of the constituents of the Comparator Group will be measured based on the thirty-day average dividend-adjusted closing share price at the beginning and end of the Performance Period.

d.	In the event the Company’s relative TSR performance falls between Threshold and Maximum, the number of Relative TSR PSUs vested will be determined based upon linear interpolation.

e.	In the event that the Company’s absolute TSR is negative during the Performance Period, the maximum number of Relative TSR PSUs that may be vest will be capped at 70,000 Relative TSR PSUs.

B)	A Grant of 125,000 Restricted Share Units (“Service-Based RSUs”). The Service-Based RSUs shall vest as follows:

a.	41,667 Service-Based RSUs shall vest and become exercisable on the first anniversary of the Date of Grant;

b.	41,667 Service-Based RSUs shall vest and become exercisable on the second anniversary of the Date of Grant; and

c.	41,666 Service-Based RSUs shall vest and become exercisable on the third anniversary of the Date of Grant.

C)	The vesting of the PSUs and the Service-Based RSUs is subject to Mr. Birnbaum's continuous full-time service through each applicable vesting period.

D)	The date of grant of the PSUs and the Service-Based RSUs shall be the date upon which the Company’s shareholders approve the grant at the Meeting (“Date of Grant”) (provided such approval is obtained).

General

Notwithstanding the terms of the 2010 Plan, the additional terms set forth below shall apply to the PSUs and Service-Based RSUs (for the avoidance of doubt, the terms set forth below shall apply to, and supersede the above terms in the event of a Change of Control, Death or Disability, as set forth below).

Subject to the review of the Company’s tax advisors and a ruling from the Israeli Tax Authority, if and to the extent needed or desired, the PSUs and the Service-Based RSUs will be granted under the Capital Gains Track under Section 102 of the Israeli Income Tax Ordinance [new version] 5721-1961.

Subject to the effectiveness of the grants under this proposal, Mr. Daniel Birnbaum has agreed to waive his entitlement to 100,000 options to purchase the Company’s shares and cash bonus in the event of a strategic investment, as approved by the shareholders on December 22, 2015.

Any and all outstanding PSUs and Service-Based RSUs shall be forfeited or repaid to the Company as may be required pursuant to applicable regulatory requirements in effect from time to time and the board of directors may determine in its discretion that an award shall be forfeited or shall be repaid to the Company (i) if during the course of employment Mr. Daniel Birnbaum engages in conduct that is (x) materially adverse to the interest of the Company, (y) fraud, or (z) conduct contributing to any financial restatements or irregularities; (ii) if during the course of employment, Mr. Daniel Birnbaum competes with, or engages in the solicitation or diversion of customers or employees of, the Company; (iii) if following termination of employment, Mr. Daniel Birnbaum violates any post-termination obligations or duties owed to, or any agreement with, the Company.

Change of Control (“COC”)

“COC” shall mean any event resulting in any of the following: (i) a party becoming, directly or indirectly, the holder of 50.01% or more of the Company’s outstanding share capital; or (ii) a party having the authority to appoint the majority of the members of our board of directors.

In the event of a COC (i) any and all Service-Based RSUs will be accelerated and become vested and exercisable as of the date on which the COC will become effective (“COC Date”), (ii) any and all Operating PSUs will become vested and exercisable as of the COC Date, and (iii) any and all Relative TSR PSUs will be accelerated based on the Company's TSR performance as of the COC Date (i.e., in such case the Performance Period will commence on the Date of Grant and will end on the COC Date) and become vested and exercisable as of the same date.

Death or Disability

In the event of Mr. Daniel Birnbaum’s death, the vesting of (i) any and all Service-Based RSUs, (ii) any and all Operating PSUs, and (iii) any and all Relative TSR PSUs will be accelerated and such Service-Based RSUs and PSUs shall become exercisable as of the date of Mr. Daniel Birnbaum’s death.

In the event of Mr. Daniel Birnbaum’s Disability (as defined below), the vesting of (i) any and all Service-Based RSUs, (ii) any and all Operating PSUs, and (iii) any and all Relative TSR PSUs will be accelerated as of the date of the Disability or resignation due to Disability and such Service-Based RSUs and PSUs shall become exercisable, unless our board of directors determines, in its sole discretion, following recommendation of our compensation committee that there are special circumstances that justify that the Service-Based RSUs or PSUs should not be accelerated in whole or in part.

“Disability” shall mean a permanent medical condition or one that lasts more than 180 days that makes it impossible for Mr. Daniel Birnbaum to fulfill his role and duties to the Company. At the request of our board of directors, Mr. Daniel Birnbaum will provide proof of his medical condition. Our board of directors have the right to ask Mr. Daniel Birnbaum to be examined by a specialist doctor appointed by our board of directors to confirm Mr. Daniel Birnbaum’s medical condition.

Amendment to the Compensation Policy

Under the Companies Law, public companies incorporated under the laws of the State of Israel, such as us, are required to adopt a policy governing the compensation of “office holders” (as defined in the Companies Law). Following the recommendation of our compensation committee and approval by our board of directors, our compensation policy was adopted by our shareholders on March 13, 2017 (the “Compensation Policy”). The terms of employment and compensation of our Chief Executive Officer are incorporated by reference into our Compensation Policy. Accordingly, the proposed changes to the compensation terms of Mr. Daniel Birnbaum will be deemed an amendment to the Compensation Policy and incorporated therein by reference.

Required Vote

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and voted thereon (excluding abstentions) is required to approve each of the resolutions set forth below.

The approval of this Proposal 2 is also subject to the fulfillment of one of the following additional voting requirements:

(i)	the majority of the shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal; or

(ii)	the total number of shares of the shareholders specified in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

Shareholders should be aware that the Company will not be authorized to award any equity grant to our Chief Executive Officer unless this Proposal 2 is approved by the affirmative vote of our shareholders by the required majority.

IF YOU DO NOT STATE WHETHER YOU ARE A CONTROLLING SHAREHOLDER OR HAVE PERSONAL INTEREST YOUR SHARES WILL NOT BE VOTED FOR PROPOSAL 2.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the grant of performance-based restricted share units and service-based restricted share units to the Chief Executive Officer, as described in the Proxy Statement relating to the 2018 annual general meeting of shareholders.”

Our board of directors unanimously recommends that you vote “FOR” the foregoing resolution.

LETTER FROM THE COMPENSATION COMMITTEE CHAIR

Dear Fellow Shareholders:

Proposal 2 in this year’s proxy statement requires shareholder approval for the grant of certain equity awards to the Company’s CEO, Mr. Daniel Birnbaum. As you may recall, the last equity award grant to Mr. Birnbaum was made in 2015 upon shareholder approval. As that 2015 award is now fully vested, it is imperative to continue to retain, motivate and incentivize Mr. Birnbaum to keep up the Company’s extraordinary momentum, drive performance and deliver results. We believe the best way to accomplish this objective is through a grant of new equity awards in order to ensure clear and ongoing alignment with the long-term interests of our shareholders.

As more fully described in Proposal 2, the new equity award grant will be composed of 160,000 performance-based restricted stock units (PSUs) and 125,000 service-based restricted stock units (RSUs).

On behalf of the Compensation Committee, I would like to take this opportunity to explain the rationale for this grant.

SodaStream’s 3-year Performance

The natural beginning point when considering the grant of a new incentive award to an incumbent CEO is to objectively evaluate performance in order to assess the CEO’s historical contribution and future value to the Company. Stated simply, there are two fundamental questions: Did Mr. Birnbaum create value for our shareholders? Will our shareholders benefit from continuing to retain, motivate and incentivize Mr. Birnbaum? The Board of Directors believes that the answer to both these questions is an emphatic “Yes”.

As the charts below demonstrate, under Mr. Birnbaum’s leadership, the Company has delivered extraordinary operating, financial and share price performance over the past three years.

A reconciliation of EBITDA to Net income, the most closely comparable IFRS measure, is included in our reports on Form 6-K furnished to the Securities and Exchange Commission on February 15, 2017 and February 14, 2018.

Our Executive Compensation Philosophy

The Compensation Committee firmly believes that our CEO’s compensation program should reward actions and behaviors that drive shareholder value creation. In designing the 2018 equity grant, the Compensation Committee aimed to foster these objectives through a program that emphasizes variable, performance-based incentives that create a balanced focus on our short-term and long-term financial, and operational and strategic goals. We were guided by the following compensation principles:

Principle	Description
Business Driven	Incentive awards should be aligned with the Company’s business goals
Performance Differentiated	Incentive awards should create an effective link between pay and performance
Market Competitive	The total compensation package should be competitive to retain, motivate and incentivize the CEO to successfully execute our business strategy
Shareholder Aligned	Compensation should be aligned with shareholder interests by delivering a substantial component in the form of equity-based awards

CEO’s Proposed Pay Mix

If shareholders approve the proposed equity award grant in Proposal 2, the approximate mix of total direct compensation for our CEO is illustrated below. We believe the mix of compensation components, together with the differentiation between fixed and variable compensation, collectively provide appropriate incentives to motivate near-term performance, while at the same time providing significant incentives to keep our CEO driving – in his proven performance - the longer-term corporate goals that create sustained shareholder value.

CEO Targeted Pay Mix[1]	Salary	Annual Cash Incentive	Service-Based RSUs	Operating PSUs	Relative TSR PSUs	Total
% of Total Compensation	4%	4%	41%	19%	32%	100%
Cash vs. Equity	8%		92%			100%
Fixed vs. Variable	4%	96%				100%

The proposed equity grant contemplated in Proposal 2 is intended to cover fiscal years 2018, 2019 and 2020. Accordingly, if our shareholders approve Proposal 2, we do not intend to make any additional equity awards to Mr. Birnbaum with respect to these three (3) years.

Market Compensation Practices

The Compensation Committee retained an independent compensation consulting firm, Frederic W. Cook & Co., Inc. (FW Cook) to provide a broad view of competitive practices among industry peers. Because SodaStream represents both an appliance company and a beverage company and has no Israeli-based industry peers of similar size and business focus, it has virtually no similarly-sized public company competitors in Israel and North America. Accordingly, FW Cook assisted the Compensation Committee in developing a peer group from across a variety of industries in North America (such as household appliances, soft drinks, brewers, distillers and vintners, personal products and others). We refer to the following companies as the “Compensation Peer Group”:

Boston Beer Company	Farmer Bros.	MGP Ingredients
Cott Corp.	Hamilton Beach Brands	National Beverage
Craft Brew Alliance	iRobot	Nutrisystem
e.l.f. Beauty	Landec	Primo Water Corp.
Energizer Holdings	Lifetime Brands	Tootsie Roll Industries

1 For reference, the pay mix table is based on the following values: (i) Base Salary: $348,000; (ii) 2017 Annual Cash Incentive: $345,622; (iii) Service-Based RSUs: $3,646,667 (reflects proposed 125,000 Service-Based RSUs multiplied by $87.52 share price, annualized over 3-year vesting period); (iv) Relative TSR PSUs: $2,917,333 (reflects proposed 100,000 Relative TSR PSUs multiplied by $87.52 share price, annualized over 3-year vesting period); (iv) Operating PSUs: $1,750,400 (reflects proposed 60,000 Operating PSUs multiplied by $87.52 share price, annualized over 3-year vesting period).

Based on data compiled by FW Cook at the time of the peer group review, SodaStream’s percentile rank against the Compensation Peer Group was as follows: revenue – 39th percentile, net income –- 77th percentile, market cap – 73rd percentile, 1-year TSR – 100th percentile and 3-year TSR – 98th percentile.

In addition to the Compensation Peer Group data above, as an additional reference point for general market trends, the Compensation Committee also reviewed compensation data from (i) national survey sources related to the general industry, (ii) high-performing small- and mid-cap companies in the Dow Jones U.S. Consumer Goods Index, and (iii) high-performing Israeli-based companies, when it considered the overall market competitiveness of the CEO’s proposed compensation package.

Proposed 2018 Long-Term Incentive Awards

After reviewing the market compensation practices and taking into consideration our compensation philosophy, Mr. Birnbaum’s extraordinary leadership of the Company and value he has created for shareholders, the Compensation Committee designed the following equity award package:

Equity Award Type	Number of Shares	Rationale and Key Features
Operating PSUs	Up to 20,000 shares for each performance year (2018, 2019 and 2020)

•      In analyzing the Compensation Peer Group’s pay data, FW Cook informed the Compensation Committee that Mr. Birnbaum’s annual base salary and annual cash incentive were both the lowest among the peer companies.

•      However, rather than increasing the cash component of Mr. Birnbaum’s compensation package, the Compensation Committee decided to structure a portion of the equity grant in the form of PSUs based on achievement of measurable annual financial and operating goals during each of 2018, 2019 and 2020.

•      The financial and operating goals will be established by the Board and will require year-over-year growth, to the extent measurable, or improvement, relative to prior year actual performance.

•      Earnout can range from 0% for below threshold performance to 100% for maximum performance.

•      Earned PSUs (net of shares to cover tax liability deriving from the vesting of such earned shares) will be subject to Mr. Birnbaum’s continued service until the third anniversary of the date of grant and will only be delivered on the third anniversary of the date of grant, thereby ensuring that the final value of the Operating PSU award remains subject to share price performance over the full three-year period.

Relative TSR PSUs	Up to 100,000 shares

•     Incentivize Mr. Birnbaum to continue the trajectory of delivering strong total shareholder return (TSR) performance relative to the companies within the Dow Jones U.S. Consumer Goods Index.

•     TSR performance will be measured over a period of 3 years.

•     In designing the performance criteria applicable to the 3-year Relative TSR PSUs, the Compensation Committee established threshold and maximum performance levels and established a payout percentage curve as follows:

SODA TSR Percentile Rank	Payout (# Relative TSR PSUs)
< 50th Percentile	0
50th Percentile	40,000
≥ 80th Percentile	100,000

•     There will be zero payout for below median (i.e., below 50th percentile) performance and payout will be capped at 70,000 shares if the Company’s 3-year absolute TSR performance is negative, irrespective of the Company’s percentile ranking.

•     The Committee chose the Dow Jones U.S. Consumer Goods Index as the relative TSR comparator group because the index consists of a broad group of companies that represents investors’ alternative capital investment opportunities, thereby reinforcing the linkage between our executive compensation program and the long-term interests of our shareholders.

RSUs	41,667/year Up to a 125,000 over three-years

•      Align pay and company performance as reflected in our share price.

•      Encourage retention and promote ownership in company shares.

•      RSUs vest in three equal installments at the end of each of the first three anniversaries following the date of grant.

•      Realized value of the award is dependent on the Company’s share price performance.

CEO’s “At Risk” Pay

Under Mr. Birnbaum’s leadership, the Company has provided tremendous value to shareholders. Moreover, the equity award provides significant shareholder alignment as, on an annualized basis, the long-term incentive awards comprise over 90% of Mr. Birnbaum’s total direct compensation, more than half of which will only vest if performance-conditions are achieved.

Given the long-term and performance-based orientation of Mr. Birnbaum’s proposed award, the Compensation Committee and the Board of Directors believe the equity grant is essential and appropriate for retaining Mr. Birnbaum and to properly incentivize and motivate him to continue delivering outstanding performance for our shareholders.

Thank you for your support and we look forward to maintaining ongoing dialogue.

Sincerely,

Lauri Hanover

Chair of the Compensation Committee

PROPOSAL 3

APPROVAL OF AN AMENDMENT TO THE COMPANY’S 2010 EMPLOYEE SHARE OPTION PLAN

Background

In October 2010, we adopted the 2010 Plan, which is our only equity incentive plan. The 2010 Plan allows us to grant options to purchase ordinary shares and other equity awards to our employees, directors, service providers, and consultants, and those of our subsidiaries, and to others who our compensation committee considers valuable to us. The 2010 Plan is intended to benefit us by enhancing our ability to attract and retain qualified individuals.

As of May 10, 2018, 101,874 ordinary shares remained available for new equity awards under the 2010 Plan. As of May 10, 2018, options to purchase 370,338 ordinary shares had been granted and were outstanding under our incentive plans, at a weighted average exercise price of $43.27 per share and restricted share units to purchase 284,232 ordinary shares were outstanding.

After a review of the 2010 Plan and the Company’s compensation policies by the compensation committee, the compensation committee decided to recommend an increase in the aggregate number of ordinary shares available for awards under the 2010 Plan to enable the Company to continue to grant equity-based awards at appropriate levels to eligible directors, executives, employees and consultants. Therefore, our board of directors, at the recommendation of our compensation committee, approved an amendment to the 2010 Plan to increase the aggregate number of ordinary shares authorized for issuance under the 2010 Plan by 865,000 ordinary shares (the “Additional Reserved Shares”) to a total of 966,874 ordinary shares. The Additional Reserved Shares, together with the ordinary shares which are subject to outstanding options or other awards as of May 10, 2018, and together with the ordinary shares which remained available for new equity awards under the 2010 Plan, constitute approximately 6.7% of the issued and outstanding share capital of the Company as of May 10, 2018. The Additional Reserve Shares will also be available for future grant of incentive stock options.

Under the Companies Law, we are not required to receive shareholder approval in order to amend our 2010 Plan, including increases to the number of shares reserved and available for future grants. We are seeking approval of our shareholders as required under the Nasdaq Stock Market's rules.

The approval of this Proposal 3 is required for execution of Proposal 2. Shareholders should be aware that the Company will not be able to award any equity grant to our Chief Executive Officer unless our board of directors will elect to approve the increase of the pool without shareholder approval.

Required Vote

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and voted thereon (excluding abstentions) is required to approve each of the resolutions set forth below.

Proposed Resolutions

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve an increase to the aggregate number of shares authorized for issuance under the 2010 Plan as described in the Proxy Statement relating to the 2018 annual general meeting of shareholders.”

Our board of directors unanimously recommends that you vote “FOR” the foregoing resolution.

PROPOSAL 4

APPOINTMENT OF SOMEKH CHAIKIN, A MEMBER FIRM OF KPMG INTERNATIONAL,

AS THE COMPANY’S INDEPENDENT AUDITOR UNTIL

THE NEXT ANNUAL GENERAL MEETING

Background

The audit committee of the board of directors recommends that the shareholders approve the appointment of Somekh Chaikin, a member firm of KPMG International, as the Company’s independent auditor to audit the consolidated financial statements of the Company for fiscal year 2018, and to serve as its independent auditor until the next annual general meeting. Under our articles of association, our board of directors is authorized to determine the independent auditor's annual compensation.

The following table provides information regarding fees billed by Somekh Chaikin to us for professional services for the years ended December 31, 2016 and 2017.

	2016	2017
Audit Fees	$707,431	$754,120
Tax Fees	43,000	63,000
Other Fees	1,400	1,800
Total	$751,831	$818,920

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

“Tax Fees” are the aggregate fees billed for services rendered by our auditors related to tax compliance in connection with the preparation of tax returns.

“Other Fees” are the aggregate fees billed for consultation in connection with compliance with regulatory disclosure requirements.

Required Vote

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and voted thereon (excluding abstentions) is required to approve the resolution set forth below.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve and ratify the reappointment of Somekh Chaikin, a member firm of KPMG International, as SodaStream International Ltd.’s independent auditor for the year ending December 31, 2018, and until the next annual general meeting of shareholders.”

Our board of directors unanimously recommends that you vote “FOR” the foregoing resolution.

OTHER BUSINESS

We are not currently aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

ADDITIONAL INFORMATION

On March 22, 2018, the Company filed with the SEC its annual report on Form 20-F for the year ended December 31, 2017. On May 2, 2018, the Company furnished to the SEC under the cover of Form 6-K its results of operations for the three months ended March 31, 2018. Shareholders may obtain a copy of these documents without charge at http://sodastream.investorroom.com or the SEC’s website at www.sec.gov. These documents are also available without charge on the Israeli Securities Authority’s website at http://www.magna.isa.gov.il and on the TASE’s website at http://maya.tase.co.il.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov and, as of December 2016, are also available on the Israeli Securities Authority’s website at http://www.magna.isa.gov.il and on the TASE’s website at http://maya.tase.co.il. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board of Directors,

Stanley Stern
Chairman of the Board of Directors

Airport City, Israel
May 17, 2018